Exhibit 1.07

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Games Launches Expansion Pack for Lunia, its Manga-Style Online Action Game, in China

BEIJING, ATLANTA March 20, 2009— CDC Games, a business unit of CDC Corporation and a pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today that it has launched an expansion pack for Lunia, its massively multiplayer online role-playing action game (MMORPG) based on the popular manga style comic art form, in China.

Since CDC Games launched Lunia in China on March 6, 2009, it has already has attracted more than one million registered users. The Expansion Pack features four additional episodes and new quests, a slime amphitheater as a new game mode, and a new and free character class named Krieg El Hati (The Templar). New merchandise items and two new zones, allowing 12 players at the same time, have also been added.

“CDC Games has looked forward to launching its first action arcade MMORPG in China, which further expands our games portfolio,” said John Huen, chief operating officer of CDC Games. “We believe that Lunia is beginning to generate a stable pool of repeat players as we believe this differentiated style of game offers a more unique experience than most other traditional MMORPGs. Lunia is an established game in several global markets that we expect will feature several future content updates, including our recent new addition. With solid server performance to date, and the expected continuation of upgrades, we believe that we may see an increase in players in the months ahead. With our unified games platform, we also are lowering the cost of acquiring new players by focusing on improving our cross promotion and data mining activities. We also intend to continue with our diversification strategy.”

Lunia, which was developed by Korea-based ALLM Co., Ltd., is based on the manga style of Japanese comics which is widely popular throughout the world. We believe that Lunia offers a new style of game play differing from most MMORPGs by mixing elements of action games and role-play games (RPGs) together. Players use their keyboard’s arrow keys rather than a mouse. The game features stylish action with life-like 3-D characters and offers several player versus player (PvP) arenas. Additionally, it offers two different types of channels: balance, which is for players with the same skill level and free, which is tailored for players of all skill levels. In contrast to many popular MMORPGs, Lunia offers a detailed plotline and story to accompany game play. Battles between players and monsters take place in increasingly challenging stages which are much like chapters in the overall story. To play Lunia in China, players can visit http://lunia.gtgame.com.cn/

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games

CDC Games is a market leader in online and mobile games in China with more than 150 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Currently, CDC Games offers seven popular MMO online games in China that include: Digimon RPG, Lunia, Mir 3, Shaiya, Special Force, Yulgang, and Eve Online. For more information on CDC Games, visit: www.cdcgames.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs regarding the ability of CDC Games to launch and market Lunia, our beliefs regarding the recurring nature of the pool of Lunia players and the differentiating characteristics of the game, our beliefs regarding the acceptance and success of Lunia Online in China, our expectations regarding possible future content updates and upgrades and possible increases in players of Lunia, our beliefs regarding our strategies, our platform and the benefits thereof, our beliefs regarding our current and future partnership with Allm, our plans to expand our commercial portfolio and launch more games, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in China; (b) the future growth of the online games industry in the China and other markets; (c) the possibility of development delays; (d) the development of competing products and technology; (e) the possibility that our current or future strategic partners will not fulfill their contractual or other obligations to us. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008 and amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.